UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D


UNDER THE SECURITIES EXCHANGE ACT OF 1934

BELARUS CAPITAL, CORP.
-------------------------------------
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $.001 PER SHARE
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

TO BE APPLIED FOR
--------------
(CUSIP NUMBER)


LAUREN SCOTT
P.O. BOX 152112
SAN DIEGO, CA 92195
-----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON
AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

May 15, 2007
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS
STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

LAUREN SCOTT

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

|_|

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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION
US

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| 7 | SOLE VOTING POWER

5,000,000

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

5,000,000

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| 10 |

SHARED DISPOSITIVE POWER

N/A

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| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

5,000,000

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| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (11)

100%

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| 14 |

TYPE OF REPORTING PERSON *

IN

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ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of
BELARUS CAPITAL, CORP., The principal executive offices of BELARUS CAPITAL, CORP. are located at c/o
Lauren Scott, P.O. Box 152112, San Diego, CA 92195.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Lauren Scott.

Ms. Scott's business address is at P.O. Box 152112, San
Diego, CA 92195.  Ms. Scott  is the President and Director of
BELARUS CAPITAL, CORP., a Colorado corporation, and is a private investor.

(d)-(e) During the last five years, Ms. Scott: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Scott is a US citizen.

ITEM 3. Source of Amount of Funds or Other Compensation

On December 29, 2005, BELARUS CAPITAL, CORP. (the
"Company") issued Ms. Scott 5,000,000 shares of common stock in exchange for $5,000 in cash which paid for the Company's State incorporation fees and annual resident agent fee in Colorado.

ITEM 4. Purpose of Transaction

Ms. Scott individually acquired the securities of BELARUS CAPITAL, CORP., for investment purposes. Depending on general market and economic conditions affecting BELARUS CAPITAL, CORP. and other relevant factors, and at the time of the closing of an acquisition/merger, Ms. Scott may purchase additional securities of Belarus Capital, Corp., or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Ms. Scott does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of BELARUS CAPITAL, CORP. closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of BELARUS CAPITAL, CORP., or the disposition of securities of BELARUS CAPITAL, CORP.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of BELARUS CAPITAL, CORP. or any of its subsidiaries;

(d) any change in the present board of directors or management of BELARUS CAPITAL, CORP., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of BELARUS CAPITAL, CORP.;

(f) any other material changes in BELARUS CAPITAL, CORP.'S business or corporate structure;

(g) changes in BELARUS CAPITAL, CORP'S charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of BELARUS CAPITAL, CORP. by any person;

(h) causing a class of securities of BELARUS CAPITAL, CORP. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of BELARUS CAPITAL, CORP. becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Lauren Scott beneficially owns 5,000,000 shares of Common Stock, $.001 par value, of BELARUS CAPITAL,
CORP. The shares of Common Stock beneficially owned by Ms. Scott constitute 100% of the total number of shares of common stock of BELARUS CAPITAL, CORP. Applicable percentages are based upon 5,000,000 shares of common stock outstanding as of February 1, 2007.

(b) Ms. Scott has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Ms. Scott.

(c) Ms. Scott acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Ms. Scott.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 2007



/s/ Lauren Scott
-----------------------------
By: Lauren Scott